Exhibit 4.1
THIS TERM LOAN PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS TERM LOAN PROMISSORY NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE TERM LOAN PROMISSORY NOTE UNDER APPLICABLE SECURITIES LAWS OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.
THE RIGHT OF THE HOLDER OF THIS TERM LOAN PROMISSORY NOTE TO RECEIVE PAYMENT HEREUNDER IS SUBORDINATED IN PAYMENT TO THE SENIOR DEBT TO THE EXTENT AND IN THE MANNER SET FORTH IN SECTION 8 OF THIS TERM LOAN PROMISSORY NOTE.
TERM LOAN PROMISSORY NOTE

$15,000,000.00	June 1, 2010
          FOR VALUE RECEIVED, COLUMBIA LABORATORIES, INC., a Delaware corporation (“Borrower”), promises to pay WATSON PHARMACEUTICALS, INC., a Nevada corporation (which, together with its permitted assigns, is referred to in this Note as “Lender”) at 311 Bonnie Circle, Corona, California 92880, or such other place as Lender may from time to time designate, the principal sum of Fifteen Million and 00/100 Dollars ($15,000,000.00), together with interest on unpaid principal from the date hereof at the rate of four percent (4.00%) per annum, or as otherwise provided herein, with principal and interest payable in the manner provided below in lawful money of the United States. All amounts due under this Note shall be payable without defense, set off or counterclaim.
     1. Certain Defined Terms. As used in this Note, the following terms shall have the meanings hereinafter set forth:
          1.1 “Affiliate” shall mean, with respect to any Person (as defined below), any other Person controlling, controlled by or under direct or indirect common control with such Person (for the purposes of this definition “control,” when used with respect to any specified Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing).
          1.2 “Common Stock” shall mean the common stock, par value $0.01 per share, of Borrower.
          1.3 “Convertible Notes” shall mean the “Notes” issued pursuant to that certain Securities Purchase Agreement dated as of December 21, 2006, by and among Borrower and the “Purchasers” party thereto, as the same may be amended or modified from time to time in accordance with the terms thereof.

          1.4 “Convertible Notes Debt” shall mean all amounts (including all principal, interest, premiums and other payments) payable by Borrower under the Convertible Notes.
          1.5 “Default” shall have the meaning provided in Section 4 below.
          1.6 “Default Interest” shall have the meaning provided in Section 5 below.
          1.7 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
          1.8 “Fundamental Transaction” shall mean that (a) Borrower shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not Borrower is the surviving corporation) another Person or Persons, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Borrower to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock, or (b) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate Voting Stock of Borrower. Notwithstanding anything to the contrary contained in the foregoing, a “Fundamental Transaction” as defined in this Note will not include the transactions among Borrower and Watson Pharmaceuticals, Inc. and/or Watson Pharmaceuticals, Inc.’s Affiliates contemplated by the Purchase Agreement.
          1.9 “Indebtedness” of any Person shall mean, without duplication (a) all indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles as in effect in the United States (“GAAP”) (other than trade payables entered into in the ordinary course of business), (c) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (f) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (g) all indebtedness referred to in clauses (a) through (f)

above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (h) all contingent obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (g) above.
          1.10 “Material Adverse Effect” shall mean a material adverse effect on the business, properties, assets, operations, results of operations or financial condition of Borrower and its subsidiaries, taken as a whole, or on the authority or ability of Borrower to perform its obligations hereunder.
          1.11 “Payment Suspension Period” shall have the meaning provided in Section 8 below.
          1.12 “Permitted Indebtedness” of any Person means (i) all Indebtedness of a type set forth in clause (b) of the definition of Indebtedness, (ii) all Indebtedness of a type set forth in clause (c) of the definition of Indebtedness and incurred in the ordinary course of business, and (iii) unsecured Indebtedness between Borrower and any of its subsidiaries or between its subsidiaries.
          1.13 “Person” shall mean any person, individual, corporation, limited liability company, partnership, trust or other nongovernmental entity or any governmental agency, court, authority or other body (whether foreign, federal, state, local or otherwise).
          1.14 “PharmaBio Debt” shall mean all amounts payable by Borrower to PharmaBio (as defined below) under the 2003 Investment and Royalty Agreement (as defined below), including (i) the total royalties payable by Borrower to PharmaBio Development Inc., a North Carolina corporation (“PharmaBio”) pursuant to Section 2.3 of that certain Investment and Royalty Agreement dated March 5, 2003, by and between Borrower and PharmaBio, as amended by the Letter Agreement dated January 26, 2004, supplemented by the Letter Agreement dated April 14, 2006, amended by the Letter Agreement dated July 22, 2009 and amended by the Letter Agreement dated March 3, 2010 (collectively, the “2003 Investment and Royalty Agreement”) up to an aggregate amount of $30,000,000, and (ii) the Repayment Amount (as defined in the 2003 Investment and Royalty Agreement), if any, owing by Borrower to PharmaBio pursuant to Section 2.2 of the 2003 Investment and Royalty Agreement.
          1.15 “Purchase Agreement” shall mean that certain Purchase and Collaboration Agreement dated as of March 3, 2010 among Borrower, Lender and Coventry Acquisition, Inc., as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
          1.16 “Required Repayment Date” shall mean the earliest to occur of: (a) the Scheduled Maturity Date, (b) after the occurrence of a Fundamental Transaction, the earlier of (i) the date upon which all of the Convertible Notes Debt has been paid in full or (ii) 21 Trading Days (as defined in the Convertible Notes) after the occurrence of such Fundamental Transaction, or (c) the acceleration of all amounts due hereunder pursuant to Section 4 hereof.

          1.17 “Scheduled Maturity Date” shall mean December 31, 2011.
          1.18 “Senior Debt” shall mean each of (a) the PharmaBio Debt and (b) the Convertible Notes Debt.
          1.19 “Senior Debt Documents” shall mean all agreements, documents and instruments entered into by or binding on the Borrower in connection with any of the Senior Debt.
          1.20 “Senior Default” shall mean (a) the occurrence and continuance (after any applicable grace period) of a default in payment of all or any part of any Senior Debt, (b) the occurrence and continuance (after any applicable grace period) of any other default of the terms and conditions of any Senior Debt (other than a default under any Convertible Note that is described in the clause (c)) if the effect of such default is (1) to cause all or any portion of any Senior Debt to become due prior to its stated maturity or (2) to permit any holder of all or any portion of any Senior Debt to cause such Senior Debt to become due prior to its stated maturity; provided, that, any Senior Default described in clause (b)(2) arising as a result of a default under any of the Convertible Notes shall expire if and when the applicable holder does not exercise its right to cause such Senior Debt to become due within 35 days after it obtains knowledge of such default; or (c) the occurrence of any event that provides any holder of any Convertible Notes with cash redemption rights prior to the stated maturity of such Convertible Notes; provided, that, in the case of clause (c), the holders thereof have exercised such redemption rights within the time period provided in Section 5(e)(ii) of the Convertible Notes.
          1.21 “Subordinated Debt” shall have the meaning provided in Section 8.1 below.
          1.22 “Voting Stock” of a Person shall mean the capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
     2. Payment of Principal and Interest. Principal of and interest under this Note shall be payable as follows:
          2.1 Required Repayment. Subject to Section 2.3, the entire unpaid principal balance of this Note and all accrued and unpaid interest under this Note shall be due and payable on the Required Repayment Date. Borrower acknowledges that a balloon payment of principal and accrued interest shall be payable on the Required Repayment Date.
          2.2 Calculation of Interest. Interest payable with respect to any period shall be calculated according to the actual number of days in such period as a fraction of a three hundred sixty (360) day year.
          2.3 Forgiveness upon First Closing under Purchase Agreement. Notwithstanding anything to the contrary in this Note or elsewhere, upon the occurrence of the First Closing (as defined in the Purchase Agreement) in accordance with the Purchase

Agreement, all amounts otherwise due and payable under or in respect of this Note shall be deemed forgiven in full automatically and without need of further action by any Person, and Lender shall, if so requested by Borrower, mark this Note cancelled and return the same to Borrower.
     3. No Voluntary Prepayment; Prepayment Fee. Borrower shall have no right to voluntarily prepay the principal amount outstanding under this Note in whole or in part at any time prior to the Scheduled Maturity Date. Notwithstanding anything to the contrary in this Note, if the Required Repayment Date occurs by reason of the occurrence of a Fundamental Transaction prior to August 31, 2011, then Borrower shall pay to Lender on the Required Repayment Date, in addition to all other amounts due and payable hereunder, a prepayment fee in the amount of Two Million Dollars ($2,000,000.00).
     4. Default; Acceleration. Upon and for so long as any one or more of the following events shall be continuing (each a “Default”):
          (a) Payments. Borrower shall fail to make any payment required hereunder on or before the date such payment is due;
          (b) Representations and Warranties. Any representation or warranty made by Borrower in this Note shall prove to have been untrue, incorrect or misleading in any material respect when made;
          (c) Additional Indebtedness. Borrower shall fail duly to observe the covenants contained in Section 10 of this Note;
          (d) Other Covenants. Borrower shall fail duly to observe or perform any covenant or agreement contained in this Note (other than a failure referred to in paragraph (a) or (c) of this Section 4) and such failure shall continue unremedied for a period of 30 days following Borrower’s knowledge thereof;
          (e) Cross Defaults. Borrower or any subsidiary of Borrower defaults in the performance of any obligation if the effect of such default is to cause an amount exceeding $500,000 to become due prior to its stated maturity or to permit the holder or holders of such obligation to cause an amount exceeding $500,000 to become due prior to its stated maturity;
          (f) Judgment Liens. A judgment, to the extent not covered under an insurance policy, in excess of $1,000,000 is rendered against Borrower and, within 60 days after entry thereof, such judgment is not discharged in full or execution thereof stayed pending appeal, or within 60 days after the expiration of any such stay, such judgment is not discharged in full; or
          (g) Insolvency. Borrower makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating Borrower bankrupt or insolvent; or any order for relief with respect to Borrower is entered under the federal bankruptcy code; or Borrower petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of Borrower, or of any substantial part of the assets of Borrower, or commences any proceeding relating to Borrower under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against Borrower and either (i) Borrower by any act indicates its approval thereof, consents thereto or acquiesces therein or (ii) such petition, application or proceeding is not dismissed within 60 days;
then, on notice of acceleration by Lender to Borrower in the case of a Default specified in subsections (a) through (f) above, or automatically and immediately without demand, notice, protest or other action of any kind by Lender, which Borrower hereby expressly waives, in the case of any Default specified in subsection (g) above, all amounts outstanding under this Note shall, subject to the provisions of Section 8 hereof, be immediately due and payable in full.
     5. Late Payment Charge; Default Interest. If any payment under this Note (whether of principal, interest, prepayment fee or other, and including the payment due on the Required Payment Date or upon any acceleration of this Note) is not paid within five (5) days after the due date thereof, Borrower shall pay to Lender, in addition to the delinquent payment and without any requirement of notice or demand by Lender, a late payment charge equal to five percent (5%) of the amount of the delinquent payment. In addition, upon the occurrence of a Default and so long as the same shall remain uncured, all unpaid amounts hereunder, together with all accrued but unpaid interest thereon, shall, from and after such Default, bear interest at the rate of nine percent (9.00%) per annum (the “Default Rate”), instead of four percent (4.00%) per annum. BORROWER ACKNOWLEDGES AND AGREES THAT (i) LENDER’S ACTUAL DAMAGES RESULTING FROM ANY SUCH DEFAULT OR DELINQUENCY AND THAT RELATE TO LOST USE OF FUNDS OR COSTS OF INTERNAL ADMINISTRATION OF DELINQUENT PAYMENTS HEREUNDER OR RELATING TO SUCH DEFAULT WOULD BE EXTREMELY DIFFICULT TO ASCERTAIN, AND (ii) UNDER THE CIRCUMSTANCES IN EXISTENCE AS OF THE DATE HEREOF, INTEREST HEREUNDER ACCRUED AT THE DEFAULT RATE AND SUCH LATE CHARGES CONSTITUTE A REASONABLE LIQUIDATION OF SUCH DAMAGES. No provision in this Note (including without limitation the provisions for a late payment charge, accrual of interest at any increased rate on and after the occurrence of a Default, or for the continued accrual of interest on any amounts remaining unpaid after the Required Payment Date) shall be construed as in any way excusing Borrower from its obligation to make each payment under this Note promptly when due.
     6. Costs of Collection. Borrower and all endorsers hereof jointly and severally promise to pay (a) all costs and expenses, including without limitation actual attorneys’ fees, if this Note or any portion of this Note is placed in the hands of any attorney for collection and such collection is effected without suit; (b) attorneys’ fees, as determined by the judge of the court, and all other costs, expenses and fees incurred by Lender in enforcing its rights under this Note; including, without limitation, the institution of a suit to collect all or any portion of amounts owing under this Note; and (c) all costs and expenses, including without limitation, actual attorneys’ fees, incurred by Lender in connection with any bankruptcy, insolvency or reorganization proceeding or receivership involving Borrower, including without limitation attorneys’ fees incurred in making any appearances in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

     7. Certain Waivers. Borrower waives diligence, grace, demand, presentment for payment, exhibition of this Note, protest, notice of nonpayment, and any and all exemption rights against the indebtedness evidenced by this Note. From time to time, without affecting the obligation of Borrower or the successors or assigns of Borrower to pay the outstanding principal balance of this Note and observe the covenants of Borrower contained herein, without giving notice to or obtaining the consent of Borrower, the successors or assigns of Borrower, and without liability on the part of Lender, Lender may, at the option of Lender, extend the time for payment of said outstanding principal balance, or any part thereof, release anyone liable on any of said outstanding principal balance, accept a renewal of this Note, join in any extension or subordination agreement, and agree in writing with Borrower to modify the rate of interest of this Note.
          No single or partial exercise of any power hereunder shall preclude other and further exercise thereof or the exercise of any other power. No delay or omission on the part of Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right hereunder.
     8. Subordination.
          8.1 Extent of Subordination. All amounts (including all principal, interest, fees/premiums and other payments) payable under this Note (the “Subordinated Debt”) are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt to the extent and in the manner set forth in this Section 8. Each holder of the Senior Debt, or any portion thereof, whether now outstanding or hereafter incurred, shall be deemed to have acquired the Senior Debt in reliance upon the provisions contained in this Section 8. This Section 8 shall constitute a continuing offer to all Persons who become holders of, or continue to hold, the Senior Debt, and the provisions herein are made for the benefit of the holders of the Senior Debt, and such holders are made obligees hereunder and any one or more of them may enforce such provisions.
          8.2 Payment Suspension. Lender shall, at all times, be entitled to receive payments on account of the Subordinated Debt in accordance with the terms of this Note; provided, however, that, if and so long as any Senior Default has occurred and is continuing, and Lender has received a copy of written notice thereof (the “Senior Default Notice”) that has been furnished to Borrower by any holder of Senior Debt (such period of time being referred to as the “Payment Suspension Period”), then, except as otherwise set forth below, Borrower shall not make, and the holders of the Subordinated Debt shall not accept or receive from Borrower, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt unless and until the earlier of (i) the Senior Debt then subject to the Senior Default has been paid in full or (ii) such Senior Default has been cured by Borrower or waived by such holders of such Senior Debt then subject to the Senior Default or such holders of the outstanding principal amount of such Senior Debt then subject to the Senior Default have terminated the Payment Suspension Period, in each case in accordance with the terms of the relevant agreements governing such Senior Debt.

          8.3 Liquidation, Winding Up, etc. Upon any distribution of assets of Borrower or upon any dissolution, winding up, liquidation or reorganization of Borrower, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Borrower:
               (a) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium or other payment obligation with respect thereto before the holders of the Subordinated Debt are entitled to receive any payment upon the Subordinated Debt; and
               (b) any payment or distribution of assets of Borrower of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the holders of the Subordinated Debt would be entitled but for the provisions of this Section 8 shall be paid by the liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt.
          The consolidation of Borrower with, or the merger of Borrower into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of Borrower for the purposes of this Subsection 8.3 if such other entity is organized in the United States and such entity, as a part of such consolidation or merger, succeeds to Borrower’s property and business and assumes Borrower’s obligations (including the Senior Debt and the Subordinated Debt).
          8.4 Payment Held in Trust. All payments or distributions by Borrower upon or with respect to the Subordinated Debt which are received by the holders thereof in violation of or contrary to the provisions of Subsections 8.2 or 8.3 above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over upon demand to such holders in the same form as so received (with all necessary endorsements) to be applied to the payment of the Senior Debt.
          8.5 Subrogation. Upon receipt by the holders of the Senior Debt of amounts sufficient to pay all Senior Debt in full, to the extent any amounts which are otherwise payable with respect to the Subordinated Debt but for the provisions of this Section 8 have been paid over to the holders of the Senior Debt, the holders of the Subordinated Debt shall be subrogated to the rights of the holders of Senior Debt to receive payments or distributions of cash, property or securities of Borrower applicable to Senior Debt until the Subordinated Debt is paid in full, and no such payments or distributions to the holders of the Senior Debt of cash, property or securities otherwise distributable to the holders of Subordinated Debt shall, as between Borrower, its creditors (other than the holders of Senior Debt) and the holders of the

Subordinated Debt, be deemed to be payment by Borrower to the holders of the Senior Debt. Upon any payment or distribution of assets of Borrower referred to in this Section 8, the holders of the Subordinated Debt shall be entitled to rely upon a certificate of the liquidating trustee or agent or other Person making any distribution to the holders of the Subordinated Debt for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness of Borrower, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 8. The provisions of this Section 8 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Debt is rescinded or must otherwise be returned by the holders of the Senior Debt for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of Borrower) all as though such payment had not been made. Subject to the foregoing, the subordination provisions in this Section 8 shall terminate when all the Senior Debt has been indefeasibly and irrevocably paid in full.
          8.6 Rights Not Subordinated. The provisions of this Section 8 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and the holders of Subordinated Debt on the other hand, and nothing herein shall impair (as between Borrower and the holders of the Subordinated Debt) Borrower’s obligation to the holders of the Subordinated Debt to pay to such holders the full amount of the Subordinated Debt in accordance with the terms of this Note. No provision of this Section 8 shall be construed to prevent the holders of the Subordinated Debt from exercising all rights and remedies available under this Note or under applicable law upon the occurrence of an Default or otherwise, subject to the rights of the holders of the Senior Debt as set forth above to receive payments otherwise payable to the holders of the Subordinated Debt, and no provision of this Section 8 shall be deemed to subordinate, to any extent, any claim or right of any holder of the Subordinated Debt to any claim against Borrower by any creditor or any other Person except to the extent expressly provided herein.
          8.7 Concurrent Maturity Dates. Notwithstanding anything to the contrary herein, in the event that (a) the Required Repayment Date occurs on the Scheduled Maturity Date and (b) any portion of the Convertible Notes Debt remains unpaid as of the Scheduled Maturity Date, the holders of all Convertible Notes Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium or other payment obligation with respect thereto before the holders of the Subordinated Debt are entitled to receive any payment upon the Subordinated Debt.
          8.8 Amendment. The provisions of this Section 8 may not be amended or modified without the written consent of the holders of all then outstanding Senior Debt.
     9. Representations and Warranties. Borrower hereby represents and warrants to Lender that:
          9.1 Organization and Qualification. Borrower is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as currently conducted as disclosed in the reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 2008, pursuant to the reporting requirements of the Exchange Act. Borrower is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to have a Material Adverse Effect.
          9.2 Authorization; Enforcement. Borrower has all requisite corporate power and authority to enter into and to perform its obligations under this Note and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Note by Borrower has been duly authorized by Borrower’s Board of Directors. This Note has been duly executed by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).
          9.3 No Conflicts; Government Consents and Permits.
               (a) The execution, delivery and performance of this Note by Borrower and the consummation by Borrower of the transactions contemplated hereby will not (i) conflict with or result in a violation of any provision of its certificate of incorporation or bylaws, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default under, any Material Agreement (as defined in the Purchase Agreement) to which Borrower is a party (including, without limitation, any of the Senior Debt Documents) or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and regulations of any self-regulatory organizations to which Borrower or its securities are subject) applicable to Borrower, except in the case of clauses (ii) and (iii) only, for such conflicts, breaches, defaults and violations as would not reasonably be expected to have a Material Adverse Effect.
               (b) Borrower is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self regulatory agency in order for it to execute, deliver or perform any of its obligations under this Note in accordance with the terms hereof other than such as have been made or obtained.
     10. No Additional Indebtedness. So long as this Note is outstanding, Borrower shall not, and Borrower shall not permit any of its subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness that would rank senior or pari passu to the Note, other than the Senior Debt, Indebtedness existing on the date hereof and Permitted Indebtedness.
     11. Loss, Theft, Destruction or Mutilation of Note. In the event of the loss, theft or destruction of this Note, upon Borrower’s receipt of a reasonably satisfactory indemnification agreement executed in favor of Borrower by Lender, or in the event of the mutilation of this Note, upon Lender’s surrender to Borrower of the mutilated Note, Borrower shall execute and deliver to Lender a new promissory note in form and content identical to this Note in replacement of the lost, stolen, destroyed or mutilated Note.

     12. Notices. Any notice pursuant to this Note shall be given in writing by (a) personal delivery, (b) reputable overnight delivery service with proof of delivery, (c) United States Mail, postage prepaid, registered or certified mail, return receipt requested, or (d) legible facsimile transmission, sent to the intended addressee at the address set forth below, or to such other address or to the attention of such other Person as the addressee shall have designated by written notice sent in accordance herewith. Any notice so given shall be deemed to have been given upon receipt or refusal to accept delivery, or, in the case of facsimile transmission, as of the date of the facsimile transmission provided that an original of such facsimile is also sent to the intended addressee by means described in clauses (a), (b) or (c) above. Unless changed in accordance with the preceding sentence, the addresses for notices given pursuant to this Note shall be as follows:

If to Lender:	Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880
Attention: General Counsel
Facsimile: 951.493.5817

If to Borrower:	Columbia Laboratories, Inc.
354 Eisenhower Parkway
Plaza 1, Second Floor
Livingston, NJ 07039
Attention: General Counsel
Facsimile: 973.994.3001

with a copy to:

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
Attention: Adam Golden, Esq. and Steven G. Canner, Esq.
Facsimile: 212.836.8689
     13. Time of Essence. Time is of the essence in the performance of each and every provision hereof.
     14. Severability. If any provision hereof should be held unenforceable or void, then such provision shall be deemed separable from the remaining provisions and shall in no way affect the validity of this Note.
     15. Changes. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.
     16. Governing Law. This Note shall be governed by and construed in accordance with the laws of the state of New York.

     17. Purpose. The proceeds of this Note are intended to be used by Borrower for purposes of financing product development activities relating to Prochieve for the PTB Indication (as defined in the Purchase Agreement) and for general corporate purposes.
     18. Successors and Assigns. The provisions of this Note shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that (i) Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Lender and (ii) prior to the Required Repayment Date, Lender may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Borrower (other than to a subsidiary of Lender that agrees to be bound by the terms hereof). Any attempted assignment or transfer by Borrower or Lender in contravention of this Section 18 shall be null and void.
[signature page follows]

     IN WITNESS WHEREOF, Borrower has executed this Note as of the date first written above.

BORROWER: COLUMBIA LABORATORIES, INC., a Delaware corporation
By:	/s/ Frank C. Condella, Jr.
Name:	Frank C. Condella, Jr.
Title:	President and CEO

ACCEPTED AND AGREED TO on this 1st day of June, 2010 WATSON PHARMACEUTICALS, INC.
By:	/s/ David A. Buchen
Name:	David A. Buchen
Title:	Senior Vice-President, General Counsel & Secretary